SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated February 22, 2018.

TRANSLATION

Buenos Aires, February 22, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re:    YPF S.A. re: News Reports

Dear Sirs:

We address you in connection with the request made by the Comisión Nacional de Valores (Argentine Securities Commission), regarding the subject matter relating to the following news report:

https://www.cronista.com/negocios/YPF-inicia-la-venta-de-Metrogas-20180221-0042.html

In this regard, please be informed that there is no relevant information to disclose in connection with the aforementioned news report published on the date hereof. The Company has engaged Citibank’s services in order to explore its strategic options in connection with our participation in MetroGAS.

Additionally, YPF informs you that, if any material fact or situation arises which the Company would be required to disclose under applicable regulations, it shall do so through the appropriate communications channels.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 23, 2018	By:	/s/ Diego Celaá
	Name:	Daniel González
	Title:	Market Relations Officer